SECURITIES EXCHANGE COMMISSION
                              Washington, DC 20549

                    Under the Securities Exchange Act of 1934
                                (Amendment No. 0)

                            SAFEGUARD SCIENTIFICS INC.
                                (Name of Issuer)

                                     Common
                         (Title of Class of Securities)

                                    786449108
                                  (CUSIP NUMBER)

                                  Rebecca Cinci
                       Pioneer Investment Management, Inc.
                                 60 State Street
                                Boston, MA 02109
                                  617-422-4975
              (Name, Address and Telephone Number of Person Authorized to
                          Receive Notices and Communications)

                                February 29, 2004
             (Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [x]


1.        Name of Reporting Pioneer Global Asset Person Management S.p.A.

          IRS Identification                     98-0362802
          No. of Above


2.        Check the Appropriate Box (a) of A Member of Group (See Instructions)
          (b)


3.        SEC Use Only


4.        Source of Funds (See instructions) 00


5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)


6.        Citizenship of Place of
          Organization                           Milan, Italy

          Number of                            7.  Sole Voting       7,669,206
          Shares                                   Power
          Beneficially Owned                   8.  Shared Voting     0
          by Each Reporting                        Power
          Person With                          9.  Sole Dispositive  7,669,206
                                                   Power
                                               10. Shared Disposi-   0
                                                   Dispositive Power


11.       Aggregate Amount Beneficially
          Owned by Each
          Reporting Person                       7,669,206


12. Check if the aggregate Amount in Row (11) Exclude Certain Shares (See Instructions) [ ]


13.       Percent of Class Represented By Amount in Row 11.  6.04%


14.       Type of Reporting
          Person (See Instructions)              HC


Item 1.  Security and Issuer
- ----------------------------

         The class of equity securities to which this Statement relates is the common stock, $0.01 par value per share (the "Common Stock"), of Safeguard Scientifics, Inc. (the "Issuer"), the executive office of which is located at 435 DEVON PARK DR, 800 THE SAFEGUARD BLDG, WAYNE PA 19087.


Item 2.  Identity and Background
- --------------------------------

(a)  Name: Pioneer Global Asset Management S.p.A.

(b)  Residence or Business Address: Galleria San Carlo 6, 20122 Milan, Italy

(c) Present Principal Occupation or Employment: Financial Services, Galleria San Carlo 6, 20122 Milan, Italy

(d)  None.

(e)  None.

(f)  Citizenship: Italy


Item 3.  Source and Amount of Funds or Other Consideration
- ----------------------------------------------------------

EURO 3,294,416 and USD 68,798,757 from the capital of the Funds has been used in making purchases of 7,669,206 shares that convert into Common Stock of Safeguard Scientifics, Inc.


Item 4.  Purpose of Transaction
- -------------------------------

The Funds acquired ownership of Safeguard Scientifics, Inc. reported herein for the purposes of investment. The Funds may, in the future, purchase additional shares of Common Stock of Safeguard Scientifics, Inc. or sell such securities.

The Funds do not have any present plan or proposal which would relate to or result in transactions of the kind described in paragraphs (a) through (j) of
Item 4 of Schedule 13d-101 of the Securities and Exchange Commission. The Funds reserve the right, in the future, to adopt such plans or proposals.

     (a) the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

     (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

     (c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

     (d) any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

     (e) any material change in the present capitalization or dividend policy of the Issuer;

     (f) any other material change in the Issuer's business or corporate structure;

     (g) changes in the Issuer's articles of incorporation, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any persons;

     (h) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

     (i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended; or

     (j)  any action similar to any of those enumerated above.


Item 5.  Interest in Securities of the Issuer
- ---------------------------------------------

         (a) The reporting person beneficially owns 7,669,206 shares of the Issuer as of the date of this statement, representing 6.04% of the issued and outstanding shares. This includes 39,597,000 shares of the 5% 06/15/2006 convertible bond and 43,500,000 shares of the 2.625% 03/15/2024 convertible bond which represent 7,669,206 shares of common stock upon conversion.

         (b) Pioneer Global Asset Management S.p.A exercises sole voting and dispositive power over 7,669,206 shares.

         (c) Within the last 60 days of the event date of this filing, the Funds' ownership of Safeguard Scientifics, Inc. shares that convert into Common Stock increased to more than 5% of the adjusted outstanding shares of said class. The funds have purchased and sold shares on the open market as described in the table below:

          SAFEGUARD SCIENTIFICS, INC. 5% 06/15/2006 CONVERTIBLE BOND

Pioneer High Yield Fund Transactions:

               Transaction       Number of
Date              Type             Shares         Price
- ----         - ---------       - -------        - ---
02/18/04        Sale             20,000,000       1.00


        SAFEGUARD SCIENTIFICS, INC. 2.625% 03/15/2024 CONVERTIBLE BOND

Pioneer US High Yield Corp. Bond Sub Fund Transactions:

               Transaction       Number of
Date              Type             Shares         Price
- ----         - ---------       - -------        - ---
02/12/04        Purchase         3,500,000        1.00
02/13/04        Purchase         700,000          1.01


Pioneer High Yield Fund Transactions:

               Transaction       Number of
Date              Type             Shares         Price
- ----         - ---------       - -------        - ---
02/12/04        Purchase         31,200,000       1.00
02/13/04        Purchase         6,200,000        1.01
02/18/04        Purchase         1,500,000        1.00


Pioneer High Yield VCT Portfolio Transactions:

               Transaction       Number of
Date              Type             Shares         Price
- ----         - ---------       - -------        - ---
02/12/04        Purchase         300,000          1.00
02/13/04        Purchase         100,000          1.01


         (d) No other person has any interest in the securities reported on pursuant to his Schedule 13D.

         (e) Not applicable.


Item 6. Contracts, Arrangements, Understanding, or Relationships With Respect to Securities of the Issuer
- ------------------------------------------------------------------------------

         There are no contracts, arrangements, understandings, or relationships between the undersigned and any other person with respect to the issuer's securities, including but not limited to the transfer or voting of securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, the giving or withholding of proxies, or otherwise.


Item 7.  Material to be Filed as Exhibits
- -----------------------------------------

         Not applicable.


SIGNATURE
- -------

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.


          March 12, 2004




          /s/Dario Frigerio
          -----------------------
          Dario Frigerio
          Chief Executive Officer